FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 3, 2005 (“Tango and RIM to Introduce BlackBerry in Luxembourg")	Page No 3

Document 1

June 3, 2005

FOR IMMEDIATE RELEASE

TANGO AND RIM TO INTRODUCE BLACKBERRY IN LUXEMBOURG

Bertrange, Luxembourg and Waterloo, Canada – Tango and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce BlackBerry® in Luxembourg. BlackBerry, developed and manufactured by RIM, is a leading wireless solution that keeps mobile professionals connected to people and information with integrated support for voice, email and data applications. BlackBerry will provide Tango subscribers with easy access to e-mail, phone, text messaging, Internet, organizer and corporate data applications from a single device.

“Tango is committed to providing the best mobile solutions on the market and BlackBerry is the leading wireless solution for mobile customers that want to stay connected and productive while on the go,” said Alex Zivoder, CEO Tango/Tele2 Luxembourg. “We are pleased to provide our customers with BlackBerry for their communication and information needs. Mobile professionals from many industries and government organizations will join more than three million people worldwide who are using the powerful BlackBerry solution to enhance the way they communicate.”

“The popularity of BlackBerry is growing rapidly around the world and we are very pleased to begin working with Tango to introduce BlackBerry to customers in Luxembourg,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry is a proven and popular solution that provides individual users with an optimized mobile experience and provides IT departments with the security, manageability and scalability they want for their enterprise applications.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

_________________

About Tango/Tele2

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With its unique values, Tele2 provides cheap and simple telecom for all Europeans every day. The group has close to 28 million customers in 24 countries. It offers products and services in fixed and mobile telephony, Internet access, data networks, cable TV, and content services. Its main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. Tele2 always strives to offer the market’s best prices. In 2004 it had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

In 1998 Tele2 launched its mobile services in Luxembourg under the brand Tango. Tele2‘s mobile operation is today Luxembourg’s leader in providing high quality GSM, GPRS and UMTS services at competitive prices, the company ranking among the cheapest operators in Western Europe.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information:
Tango/Tele2 Luxembourg
+352 091 750 015
alex.zivoder@tele2.com

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 3, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller